

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2022

William J. Weber
Chief Executive Officer, President and Chairman
First Light Acquisition Group, Inc.
11110 Sunset Hills Road #2278
Reston, VA 20190

   Re: First Light Acquisition Group, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed August 8, 2022
     File No. 001-40789

Dear Mr. Weber:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Real Estate & Construction

cc: Frederick S. Green, Esq.